October 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Asset Management Fund
Amendment Withdrawal Request (EDGAR Accession Nos.
0000913849-06-000287, 0000913849-06-0005199, 0000913849-06-000499, 0000913849-06-000448, and 0000913849-06-000412)
File Nos. 002-78808 and 811-03541

To the Commission:

Asset Management Fund (the “Trust”) requests that (1) the Trust’s Post-Effective Amendment to its Registration Statement on Form N-1A (Edgar Accession No. 0000913849-06-000287), that was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on April 5, 2006 for the purpose of adding a new series to the Trust; and (2) the Trust’s Post-Effective Amendments to its Registration Statement on Form N-1A (Edgar Accession Nos. 0000913849-06-0005199, 0000913849-06-000499, 0000913849-06-000448 and 0000913849-06-000412), that were filed pursuant to Rule 485(b) under the 1933 Act on September 15, 2006, August 17, 2006, July 19, 2006 and June 16, 2006, respectively, for the sole purpose of designating a new effective date for the Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (Edgar Accession No. 0000913849-06-000287); be withdrawn pursuant to Rule 477(a) under the 1933 Act. Management of the Trust has determined not to proceed with the offering of the new series.

Sincerely, /s/ Rodger D. Shay, Jr. Rodger D. Shay, Jr. President Asset Management Fund